EQONEX LIMITED 118 PICCADILLY MAYFAIR, LONDON W1J 7NW UNITED KINGDOM SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) on September 18, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) on September 18, 2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D90418-Z83417 KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. EQONEX LIMITED The Board of Directors recommends you vote FOR the proposal below. For Against Abstain Ordinary Resolution 1. To approve, subject to the consent from Accounting and Corporate Regulatory Authority ("ACRA") to the resignation of Messrs UHY Lee Seng Chan & Co. as Auditor of the Company, the appointment of Messrs Prime Accountants LLP, Chartered Accountants of Singapore as Auditor of the Company, in place of Messrs UHY Lee Seng Chan & Co for the financial year ended March 31, 2022, with effect from the date of approval of this resolution by shareholders of the Company or the date of consent from ACRA or any date fixed by ACRA, whichever is the later, and to hold office until the conclusion of the next annual general meeting of the Company at a remuneration and on such terms to be agreed between the Directors of the Company and Messrs Prime Accountants LLP, Chartered Accountants of Singapore. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Form 6-K and Notice are available at www.proxyvote.com. D90419-Z83417 EQONEX LIMITED Extraordinary General Meeting of Shareholders September 21, 2022 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) the Chairman of the meeting as proxy, with the power to appoint his or her substitute, and hereby authorize(s) him or her to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of EQONEX Limited that the shareholder(s) is/are entitled to vote before the Extraordinary General Meeting of Shareholders to be held at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) on September 21, 2022, virtually at www.virtualshareholdermeeting.com/EQOS2022SM, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side